Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10822

SUPPLEMENT DATED NOVEMBER 19, 2018

TO OFFERING CIRCULAR

DATED JULY 30, 2018

Smart Decision, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated July 30, 2018 (and qualified on July 31, 2018) of Smart Decision, Inc. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to file an amended Form of Subscription Agreement that was filed in connection with the offering.

Exhibits - Exhibit 4.1 - Form of Subscription Agreement.